EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Six
						Months	Months
	Years Ended December 31,					Ended	Ended
	2008	2009	2010	2011	2012	6/30/2013	6/30/2013
EARNINGS
Income Before Income Taxes	$166,801	$201,263	$210,898	$252,618	$423,030	$366,514	$167,319
Fixed Charges (as below)	225,573	215,640	217,500	217,280	210,421	204,210	101,086
Total Earnings	$392,374	$416,903	$428,398	$469,898	$633,451	$570,724	$268,405

FIXED CHARGES
Interest Expense	$209,733	$202,426	$207,649	$204,623	$202,074	$195,154	$96,332
Credit for Allowance for Borrowed Funds Used During Construction	9,040	6,014	2,251	6,257	1,347	2,056	1,254
Estimated Interest Element in Lease Rentals	6,800	7,200	7,600	6,400	7,000	7,000	3,500
Total Fixed Charges	$225,573	$215,640	$217,500	$217,280	$210,421	$204,210	$101,086

Ratio of Earnings to Fixed Charges	1.73	1.93	1.96	2.16	3.01	2.79	2.65